UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 31464

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ALPINE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 East 400 South
(No. And Street)

Salt Lake City	Utah	84111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Groskreutz (801) 355-5588
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jensen & Keddington, P.C.
(Name -- *if individual, state last, first, middle name*)

4511 South 600 East	Salt Lake City	Utah	84107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, V. Mark Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpine Securities Corporation, as of

September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

GLADYS SHAFFER
NOTARY PUBLIC - STATE OF UTAH
1239 East Cottonwood Hills Drive
Sandy, UT 84070
My Comm. Exp. 12-20-2004

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

INDEPENDENT AUDITOR'S REPORT

Stockholders
Alpine Securities Corporation
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Alpine Securities Corporation as of September 30, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Securities Corporation as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed in the Table of Contents, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jensen & Keddington

October 16, 2002

Telephone (801) 262-4554
Fax (801) 265-9405

BDO SEIDMAN ALLIANCE

4511 South 600 East
Salt Lake, City Utah 84107

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2002

ASSETS

Cash		$ 1,969,220
Cash segregated under federal and other regulations		87,204
Deposits with clearing organizations		320,000
Receivables:		
Customers	$ 207,268	
Broker - dealers	120,482	
Clearing organizations	78,165	
Shareholders	29,402	
Employees	76,409	
	511,726	
Less: Allowance for doubtful accounts	(20,000)	
		491,726
Trading securities - at market value		276,871
Property and equipment, at cost, less accumulated depreciation of $117,551		27,471
TOTAL ASSETS		$ 3,172,492

The accompanying notes are an integral part of these financial statements

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION (Continued)
September 30, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to customers	$ 367,850
Payable to broker - dealers	1,530
Payable to shareholders	23,916
Payable to employees	4,590
Payable to correspondent	225,477
Securities sold, not yet purchased, at market value	121,828
Accounts payable and accrued expenses	85,658
Salaries and commissions payable	51,109
Trading deposits - payable to employees	28,751
Total Liabilities	910,709
STOCKHOLDERS' EQUITY:	
Common stock, $.50 par value; 500,000 shares authorized, 136,500 shares issued and outstanding	68,250
Additional paid-in capital	199,424
Retained earnings	2,114,109
Less 8,000 shares of common stock in treasury, at cost	(120,000)
Total Stockholders' Equity	2,261,783
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,172,492

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF INCOME
For The Year Ended September 30, 2002

REVENUES:	
Commissions	$ 1,128,190
Net gain on trading accounts	202,822
Clearing income from correspondent	214,784
Ticket charges	358,537
Interest income	35,867
Other income	43,936
Total Revenues	1,984,136
EXPENSES:	
Commissions	722,011
Salaries and benefits	343,032
Clearing and subcontracting	260,330
Communications	249,192
Payroll taxes	62,759
Data processing	108,861
Postage and delivery	29,639
Rent	50,200
Transfer fees	11,409
Professional services	82,406
Depreciation	13,454
Regulatory fees	66,281
Travel and entertainment	8,095
Other	77,163
Total Expenses	2,084,832
NET LOSS	$ (100,696)

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Year Ended September 30, 2002

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance at September 30, 2001	$ 68,250	$ 199,424	$ (120,000)	$ 2,214,805	$ 2,362,479
Net income				(100,696)	(100,696)
Balance at September 30, 2002	$ 68,250	$ 199,424	$ (120,000)	$ 2,114,109	$ 2,261,783

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For The Year Ended September 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ (100,696)
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	13,454
(Increase) decrease in operating assets:	
Deposits with clearing organizations	67,138
Receivables - net	684,994
Trading securities - at market value	121,694
Increase (decrease) in operating liabilities:	
Payable to customers	(285,464)
Payable to broker - dealers	(153,658)
Payable to shareholders	(145,566)
Payable to employees	480
Payable to correspondent	39,930
Securities sold, not yet purchased, at market value	36,360
Accounts payable and accrued expenses	(16,310)
Salaries and commissions payable	22,702
Trading deposits - payable to employees	2,379
Net Cash From Operating Activities	287,437
CASH FLOWS FROM INVESTING ACTIVITY:	
Purchase of property and equipment	(1,499)
Net Cash From Investing Activity	(1,499)
Net Increase In Cash and Cash Equivalents	285,938
Cash and Cash Equivalents, September 30, 2001	1,770,486
Cash and Cash Equivalents, September 30, 2002	$ 2,056,424

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984 as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for a correspondent and charges a transaction fee per trade ticket.

Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash balances in accounts segregated under federal and other regulations in excess of required balances to be cash and cash equivalents.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided using accelerated methods over the estimated useful lives of five to seven years.

Trading Securities

Marketable securities in the Company's trading account are valued at market value. The resulting difference between actual cost and market (or fair value) is included in income.

Revenue Recognition

Securities transactions and related income and commissions and related clearing expenses are recorded on a trade date basis, which is the day each transaction is executed.

Income Taxes

The Company, with the consent of its stockholders, elected to be taxed as an S corporation. The taxable income of the Company flows through to the stockholders' individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk as cash balances are swept daily into a money market account backed by U.S. Government securities.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $50,860 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated monthly using a formula as defined by the rule. The required reserve at September 30, 2002 was $31,324.

Cash of $36,344 has been segregated in a separate bank account for the purpose of returning correspondent property in the event the Company liquidates. The Company is required by the National Association of Securities Dealers, Inc. (NASD) to have this reserve as part of the Company's clearing agreement with a correspondent firm. The reserve is calculated coincidental to the Company's SEC rule 15c3-3 computation using a formula as defined by the NASD. The required reserve at September 30, 2002 was $117,330. Subsequent to year end, the Company deposited an additional $100,000 into the reserve bank account which exceeded the required reserve amount.

NOTE 3 DEPOSITS WITH CLEARING ORGANIZATION

The Company had deposit requirements with its clearing organizations totaling $320,000 as of September 30, 2002.

NOTE 4 RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions within the ordinary course of business. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

For purposes of this report, the Company has segregated the employee receivables and payables account balances from the customer account receivables and payables.

NOTE 5 RECEIVABLE FROM AND PAYABLE TO SHAREHOLDERS

Shareholder related receivable from and payable to account balances arose from the ordinary course of business. For regulatory purposes, these accounts have been segregated into separate financial statement accounts.

NOTE 6 RELATED PARTY TRANSACTIONS

The Company rents office space on a month-to-month basis from a related party. Two stockholders of the Company are also owners of the related party company. Rent expense for the year ended September 30, 2002 was $50,200. The monthly rental at September 30, 2002 was $4,500.

NOTE 7 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At September 30, 2002, the Company had net capital of $2,104,168 which was $1,854,168 in excess of its required net capital of $250,000. The Company's net capital ratio was .36 to 1.

NOTE 8 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2002 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2002.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9 AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Company's statement of financial condition as of September 30, 2002, is available for examination at the office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Denver, Colorado.

SUPPLEMENTARY INFORMATION

ALPINE SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2002

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition		$ 2,261,783
Deduct ownership equity not allowable for net capital		–
Total ownership equity qualified for net capital		2,261,783
Deductions and/or charges		
Total non-allowable assets from Statement of Financial Condition	$ 102,720	
Aged fail-to-deliver	5,224	
Other deductions and/or charges	230	
Total deductions and/or charges		(108,174)
Net capital before haircuts on securities positions		2,153,609
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities - stocks and warrants	49,441	
Total haircuts on securities		(49,441)
Net Capital		$ 2,104,168
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 50,399
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000
Net capital requirement (larger of the above)		250,000
Excess net capital		$ 1,854,168
Excess net capital at 1000%		$ 2,028,568
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total A.I. liabilities from Statement of Financial Condition		$ 788,881
Adjustment to aggregate indebtedness		32,890
Total aggregate indebtedness		$ 755,991
Ratio of aggregate indebtedness to net capital		.36 to 1

ALPINE SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
FILED AND AUDITED FINANCIAL STATEMENTS
September 30, 2002

Net capital as reported in Company's FOCUS report, September 30, 2002	$ 2,104,168
Adjustments by auditors	-
Net capital per audited financial statements, September 30, 2002	$ 2,104,168

ALPINE SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2002

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	372,440
Customers' securities failed to receive		1,530
Credit balances in firm accounts which are attributable to principal sales to customers		10,995
Other - Aged fail-to-receive		230
Other - Clearing allocation		31,118
Total Credits		416,313
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions		186,342
Failed to deliver of customer's securities not older than 30 calendar days		120,482
Other - Clearing corp		78,165
Total Debits		384,989
RESERVE COMPUTATION		
Excess of total credits over total debits		31,324
Amount held on deposit in "Reserve Bank Account"		50,860

ALPINE SECURITIES CORPORATION
RECONCILIATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3
PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
September 30, 2002

Excess of total credits over total debits as reported in Company's FOCUS report, September 30, 2002	$	31,324
Adjustments by auditors		–
Excess of total credits over total debits per audited financial statements, September 30, 2002	$	31,324

ALPINE SECURITIES CORPORATION
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2002

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$	0
	A. Number of items		0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	$	0
	A. Number of items		0
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfil the requirements of Rule 15c3-3.		Yes

Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholders
Alpine Securities Corporation
Salt Lake City, Utah

In planning and performing our audit of the financial statements of Alpine Securities Corporation (the Company) for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures as we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone (801) 262-4554
Fax (801) 265-9405

BDO SEIDMAN ALLIANCE

4511 South 600 East
Salt Lake, City Utah 84107

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud in amounts, that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jensen & Keddington

October 16, 2002

ALPINE SECURITIES CORPORATION

FINANCIAL STATEMENTS

For The Year Ended September 30, 2002

Together With Independent Auditor's Report

ALPINE SECURITIES CORPORATION
TABLE OF CONTENTS
September 30, 2002

	Page
Facing Page	1
Oath or Affirmation	2
Independent Auditor's Report	3
Statement of Financial Condition	4-5
Statement of Income	6
Statement of Changes in Stockholders' Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-11
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Reconciliation of Net Capital Per FOCUS Report Filed and Audited Financial Statements	13
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Reconciliation of Reserve Requirement Under Rule 15c3-3 Per FOCUS Report Filed and Audited Financial Statements	15
Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	16
Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5 of the Securities and Exchange Commission	17-18